VIA FACSIMILE AND U.S. MAIL

                                                     May 31, 2005

Dennis W. Lakomy
Executive Vice President and Chief Financial Officer
CFC International, Inc.
500 State Street
Chicago Heights, Illinois 60411

	RE:	Form 10-K for the fiscal year ended December 31, 2004
      Form 10-Q/A for the period ended March 31, 2005
      File No. 0-27222

Dear Mr. Lakomy:

	We have reviewed your letter dated May 6, 2005 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.
We
welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.








Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 23

2. We read your response to comment 2. However, we noted that only the incentive payment under research and development for 2004 was quantified. Please confirm that this was the only incremental change that was practical to quantify. Otherwise, please quantify your increase in the gift card business under net sales, your lower direct labor costs under costs of goods sold and your cost of living adjustments under research and development expenses. Please quantify each business reason where practical. Refer to Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

SFAS No. 123, page 45

3. We have read your response to comment 8. Please specifically disclose the line item for the stock-based employee compensation cost, net of related tax effects, included in the determination of net income as reported. See paragraph 4.c(2) of SFAS 123 as amended by SFAS 148.

FORM 10-Q/A FOR THE PERIOD ENDED MARCH 31, 2005

Comment applicable to your overall filing

4. Please address the above comments in your interim filings as well.

Item 4. Controls  and Procedures

5. You indicated that under the supervision and with the participation of your management, including the CEO and CFO, you conducted an evaluation of the overall effectiveness of your disclosure controls and procedures. However, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please amend your
Form 10-Q for the period ended March 31, 2005 to state in clear and unqualified language, the conclusions reached by your CEO and CFO on the effectiveness of your disclosure controls and procedures. Please also indicate whether there were any significant changes in your internal control over financial reporting for the quarter ended March
31, 2005. See Items 307 and 308 of Regulation S-K. In doing so, please refile the entire Form 10-Q/A, along with updated certifications.






Exhibits 31.1 and 31.2

6. Please revise your certifications to reference the Form 10-Q/A for the quarter ended March 31, 2005.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
      						Accounting Branch Chief

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Mr. Dennis W. Lakomy
May 31, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE